Mid-Con Energy Partners, LP

2431 East 61st Street, Suite 850

Tulsa, Oklahoma 74136

December 19, 2016

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Mid-Con Energy Partners, LP

Registration Statement on Form S-3

Filed November 10, 2016

File No. 333-214536

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-35374

Dear Mr. Schwall:

Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con,” “we,” “us,” the “Partnership” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2016, with respect to Mid-Con’s (i) Registration Statement on Form S-3 filed with the Commission on November 10, 2016, File No. 333-214536 (our “Form S-3”), and (ii) Form 10-K for the Fiscal Year ended December 31, 2015 filed with the Commission on February 29, 2016, File No. 001-35374 (our “Form 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-3

1.	Please be advised that we will not be able to accelerate the effectiveness of the registration statement until you have cleared all comments on your periodic reports.

Response: We acknowledge that we must clear all of the Staff’s comments to our periodic reports before the Commission will consider a request to accelerate the effectiveness of our Form S-3.

2.	Please file a signed and dated legal opinion of counsel prior to effectiveness.

Response: A signed and dated legal opinion of counsel regarding the legality of the securities being registered will be filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 19, 2016

Form 10-K for Fiscal Year Ended December 31, 2015

Glossary of Oil and Natural Gas Terms, page 1

3.	Please revise your definition of proved undeveloped reserves on page 2 and any related disclosures and reserve estimates as necessary to conform to the current definition in Rule 4-10(a)(31) of Regulation S-X.

Response: We acknowledge the Staff’s comment and we will conform such definitions relating to proved undeveloped reserves to the current definition in Rule 4-10(a)(31) of Regulation S-X in our future filings with the Commission, if such definitions are included. We do note that the correct definitions are provided in the reserves report of Cawley, Gillespie & Associates, Inc. filed as Exhibit 99.1 to the Form 10-K.

Business, page 7

Estimated Proved Reserves, page 14

4.	The disclosure on page 17 indicates there are 483 gross wells that were shut-in or waiting on completion as of December 31, 2015. Please tell us and expand your disclosure to clarify the extent to which the completion of any such wells awaits an improvement in the current commodity prices. To the extent that your commitment to proceed with completion is dependent upon your forecast of future improvement in prices, beyond January 1, 2016, modify your disclosure to quantify the volumes involved and to discuss the important economic factors or significant uncertainties regarding your plans and completion schedule. Please refer to the disclosure requirements in FASB ASC 932-235-50-10 for further guidance.

Response: The 483 gross wells referenced in our disclosure on page 17 are classified only as shut-in. We have no wells waiting on completion.

5.	Please tell us the total number of gross wells waiting on completion, and the proved reserves and remaining costs relating to such wells. As part of your response, clarify if the proved reserves associated with such wells are classified as either developed or undeveloped at December 31, 2015.

Response: We have no wells waiting on completion.

6.

We note disclosure on page 48 indicating the Partnership elected to shut-in approximately 10 to 15% of its wells based on an assessment conducted in late December 2015 regarding the economic viability of its operated wells. Please tell us the total number of gross wells

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 19, 2016

and the proved reserves disclosed as of December 31, 2015 related to these wells if any, and for any such reserves, explain how you concluded that you met the criteria of reasonable certainty that is set forth in Rule 4-10(a)(22) of Regulation S-X, as it pertains to the estimated reserves being economically producible, and the amount of time before commencement of the project. Please also clarify for us the impact on the standardized measure of future net cash flows relating to the cessation of production from these wells.

Response:

We elected to shut-in 184 gross wells. Of the 184 gross wells shut-in, 89 gross wells were not associated with and did not impact proved reserves. The remainder of the 95 gross wells that were shut-in were part of proved properties that met the criteria of reasonable certainty in Rule 4-10(a)(22) of Regulation S-X. The impacted proved properties included 10 economically producing waterflood units (where we shut-in 49 producers, 19 injectors, and 2 water supply wells) and 15 economically producing leases (where we shut-in 21 producers and 4 injectors). The decision to shut-in each well within waterflood units and leases with multiple active wells was based on a number of factors, including near-term price volatility, allocated production volumes, allocated well production costs, field/lease operational considerations, facilities constraints, injection water volume requirements, compliance with injection permits, and current or expected production resulting from injection support. The impact of the cessation of production from these 95 gross wells had a non-material, net positive impact on the standardized measure of discounted future net cash flows on a pre–tax basis largely attributable to lower operating costs associated with the impacted proved properties.

Development of Proved Undeveloped Reserves, page 15

7.	The disclosure on page 87 indicates that you have approximately $109.7 million in future development costs relating to the proved reserves disclosed as of December 31, 2015. However, we note disclosure on page 15 indicating that during 2015, you incurred approximately $4.9 million in capital expenditures for development (drilling, recompletion and conversion to injection) and that based on your current expectations of cash flows, you plan to reduce the 2016 capital spending budget for the development of proved undeveloped reserves and look for development opportunities that can be funded using cash flows from operations.

Please expand the disclosure relating to conversion of your proved undeveloped reserves to explain your development plans sufficiently to understand how you have complied with the timeframe stipulated for development within Rule 4-10(a)(31)(ii) of Regulation S-X, and how you have formulated a reasonable expectation that any financing necessary to proceed with development will be available, as required by Rule 4-10(a)(26) of Regulation S-X, prior to reporting these reserves.

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 19, 2016

Response:

For each of our operating areas, we record proved undeveloped reserves when all the requirements of Rule 4-10 of Regulation S-X have been met. We specifically comply with Rule 4-10(a)(31)(ii) and Rule 4-10(a)(26) when two criteria have been met: 1) we have established a development plan that has been approved by the key members of management that will result in converting the proved undeveloped reserves within five years from the initial disclosure of the reserves and 2) the associated development capital requirements are equal to or less than the management-approved capital program on a year-by-year basis, which considers required financing including anticipated cash flows from operations and/or credit facility availability. If either of these criteria cease to be met, we remove the associated proved undeveloped reserves from our proved reserves disclosures.

As we applied this evaluation process at the end of 2015, we considered the reductions in the number of wells planned for 2016 and the associated capital requirements. As found in the Partnership’s consolidated statements of cash flows on page 64 of the Form 10-K, additions to oil and natural gas properties totaled $13.9 million for the fiscal year ended 2015. Of the $109.7 million in future development costs, approximately $38.8 million was attributable to abandonment cost estimates for capital required to abandon the wells and facilities. Approximately $68.3 million of the estimated future development costs related to conversion of all proved undeveloped reserves during the period spanning fiscal years 2016-2019 per the year end 2015 reserve report, and forecasted net cash flows provided by operating activities for the same time horizon were expected to be sufficient to cover these estimated future development costs.

8.	Please submit for review your development schedule, covering and indicating for each future annual period, the number of gross wells to be drilled, recompleted or converted to injection, and the quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed. Please also refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved undeveloped reserves in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: As requested, please find below the development schedule:

Year	Gross New Drills Producers	Gross New Drills Injectors	Recompletes/ Return to Production	Conversion to Injection	Facilities	Net MBoe	Net Capex, $MM
2016	19		37	32		3,412	$13.5
2017	39	12	30	22	3	1,745	$28.0
2018	38	4	17	6	0	1,862	$25.0
2019	4					71	$1.8
2020							$—

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 19, 2016

Each quarter, management reviews current operational and financial activities with our Board of Directors, including significant adjustments, if any, to our short-term and long-term development plans based upon results. The Board of Directors does not approve the annual budget or development plan, which is reserved to management’s discretion and which is subject to change based upon many factors, including changing forward commodity prices and operating costs, recent well results and consummated acquisitions. The Board of Directors also reviews Mid-Con’s annual report, which includes disclosure of revisions to our oil and gas reserves and PUD development plans.

Production by Field, page 17

9.	We note your tabular disclosure of “Production by Field” appears to reflect production based on regional areas rather than by field. Please modify the table to identify the fields and related production within each core area, or provide a separate tabulation to address the requirements in Item 1204(a) of Regulation S-K, which requires disclosure of annual production, by final product sold, for each field that contains 15% or more of your total proved reserves for each period.

Response: In response to the Staff’s comment, we will expand our disclosure in future filings to provide the annual production, by final product sold, for each field that contains 15% or more of our total proved reserves in each of the last three fiscal years pursuant to the requirements set forth in Item 1204(a) of Regulation S-K. For purposes of Item 1204(a), we treat each of our units as a separate field. As an example, for the years ended December 31, 2015, 2014 and 2013, respectively, the proposed disclosure would have been presented in a footnote to the line item entitled “Production: (Unaudited)” in table on page 52 of the Form 10-K as follows:

The Cleveland Unit, located in Pawnee County, Oklahoma, constituted approximately 20% of our total estimated proved reserves as of December 31, 2015. Our production from the Cleveland Unit was 245, 179 and 105 MBoe for the years ended December 31, 2015, 2014 and 2013, respectively.

Non-GAAP Financial Measures, page 46

10.	We note that the press release regarding your quarterly results highlights for the third quarter of 2016, filed on Form 8-K on October 31, 2016, appears to present various non-GAAP measures with greater prominence than GAAP measures, which is not consistent with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 19, 2016

Response: We have reviewed Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations and will incorporate that guidance when preparing our next earnings release.

Notes to Consolidated Financial Statements

Supplementary Information, page 84

Estimated Proved Oil and Natural Gas Reserves (Unaudited), page 85

11.	The disclosure provided on page 87 indicates the adjusted natural gas price used in the estimation of your proved reserves includes the sale of associated natural gas liquids. Please expand the tabular presentations of reserves and production provided on pages 15, 16, 17 and 86 to separately disclose reserves by individual product type of crude oil, including condensate and natural gas liquids. Alternatively, expand your disclosure to clarify if true that your natural gas volumes include natural gas liquids, explain the nature of the sale of the associated natural gas liquids and the impact on your disclosure of the realized prices of natural gas and oil/condensate.

Please refer to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-55-2 for illustrations of the presentation requirements of Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4 and 50-5.

Response: We acknowledge the Staff’s comment and will expand the disclosure in future filings to explain the impact of natural gas liquids in calculation of natural gas volumes. For clarity, natural gas sales, calculated as a percentage of total oil and natural gas sales, were 1.9%, 0.8% and 0.8% for the fiscal years ended 2015, 2014 and 2013, respectively. In terms of Barrel of oil equivalent (“Boe”) production volumes and calculated at a conventional conversion rate of 6 Mcf to 1 barrel of oil, natural gas production volumes represented 5.5%, 2.3% and 2.3% of total Boe production volumes for the fiscal years ended 2015, 2014 and 2013, respectively. In terms of Boe reserve volumes, natural gas production volumes represented 5.1%, 4.7% and 1.6% of total Boe reserve volumes for the fiscal years ended 2015, 2014 and 2013, respectively. In 2013 and 2014, production and sales related to natural gas liquids were primarily attributable to select non-operated properties in our Northeastern Oklahoma core area and select operated properties in our Hugoton core area, both of which have since been divested in 2016 in two separate transactions. Remaining natural gas production subject to higher concentrations of natural gas liquids is not significant nor would it materially impact the Partnership’s disclosure of realized natural gas prices.

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 19, 2016

12.	Please expand your narrative description of the changes in total proved reserves due to revisions for the period ending December 31, 2015 to separately identify and quantify each factor contributing to the change so that the overall change in net reserves between periods is addressed. To the extent the net change is from two or more unrelated factors that are individually significant, indicate the net amount attributable to each factor along with your explanation. For example, the footnote disclosure to the table on page 86 indicates the line item change relating to revisions in previous estimates of reserves for 2015 includes revisions due to product price changes and reserves added through EOR and infill drilling activities. You should identify and quantify each factor separately as necessary to reconcile the overall change attributable to the line item. Please refer to FASB ASC 932-235-50-5.

Response: We acknowledge the Staff’s comment and will expand the disclosure related to overall changes in total proved reserves between periods in our future Form 10-K filings to identify and quantify each factor that is individually significant as necessary to reconcile the overall change in accordance with FASB ASC 932-235-50-5 and provide a narrative explanation for any significant changes relating to total proved reserves.

*******

Please direct any questions you have with respect to the foregoing to the undersigned at 918-748-3358 or Bill Cooper at 202-662-3044.

Sincerely,

/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Vice President, General Counsel & Secretary

cc:	William J. Cooper

Andrews Kurth Kenyon LLP